As filed with the Securities and Exchange Commission on January 9, 2008 Registration No. _____________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

RT Technologies, Inc.

(Name of Small Business Issuer in its Charter)

Nevada	57-1021913
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2216 East Newcastle Drive, Sandy, Utah	84093
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (801) 942-3938

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of Class)

RT Technologies, Inc., Inc.

FORM 10-SB

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management. Statements in this Form 10-SB that are not historical facts are hereby identified as (forward-looking statements.(

Item 1. Description of Business

Corporate History

Since the termination of its prior business in 1998, the Company has had no operations and is currently seeking an acquisition or merger to bring an operating entity into the Company. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions, and other factors.

The selection of a business opportunity in which to participate is complex and risky. Additionally, the Company has only limited resources and may find it difficult to locate good opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its stockholders. The Company will select any potential business opportunity based on management's business judgment.

The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which potentially could act without the consent, vote, or approval of the Company's stockholders. The risks faced by the Company are further increased as a result of its lack of resources and our inability to provide a prospective business opportunity with significant capital.

The Company’s operations are subject to a number of risk including:

We are a development stage company with no operating history and, accordingly, you will have no basis upon which to evaluate our ability to achieve our business objectives.

We have entered into a new development stage with no operating results during this development stage to date. Therefore, our ability to begin new operations is dependent upon raising money and acquiring an operating company. Because we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objectives, which are to raise money and acquire one or more domestic and/ or foreign operating businesses. We will not generate any revenues until, at the earliest, if at all, after the consummation of a business combination. We cannot assure you that we can raise the money needed to consummate a business combination. We cannot assure you as to when, or if, a business combination will occur. If we are unable to successfully achieve our business objectives, our company and our stock price would be negatively impacted.

Achieving our business objectives may present conflicts of interest for our current director and officer.

If our current director and officer chooses to remain with us after raising money and a business combination, then he will be negotiating the terms of the money raising and the business combination, as well as the terms upon which he will continue to serve as our director and officer. As such, our current director and officer may have a conflict of interest in negotiating the terms of any money raising and business combination and, at the same time, negotiating the terms upon which he will continue to serve as our director and officer.

Our current director and officer may resign in conjunction with bringing in new management of our company, or upon raising money, or upon consummation of a business combination.

We cannot make any assurances regarding the future roles of our current director and officer. We have no employment agreement with our existing management. Our current director and officer may resign in conjunction with bringing in new management of our company, or upon raising money, or upon consummation of a business combination.

Attracting new directors and officers may be expensive, and may require that we enter into long term employment agreements, issue stock options, and otherwise provide incentives to the new directors and officers.

We may need to attract new directors and officers in order to achieve our business objectives, which is to acquire one or more domestic and/ or foreign operating businesses. Attracting new directors and officers may be expensive, and may require that we enter into long term employment agreements, issue stock options, and otherwise provide incentives to the new directors and officers.

We will have only a limited ability to evaluate potential new directors and officers, and the management of target businesses.

We may make a determination that our current director and officer should not remain, or should reduce his role, following money raising or a business combination, based on an assessment of the experience and skill sets of new directors and officers and the management of target businesses. We cannot assure you that our assessment of these individuals will prove to be correct. This could have a negative impact on our company and our stock price.

Our director and officer allocates time to other businesses, thereby causing conflicts of interest in his determination as to how much time to devote to our affairs.

This could have a negative impact on our ability to consummate money raising or a business combination. Our director and officer is not required to, and does not, commit his full time to our affairs, thereby causing conflicts of interest in allocating his time between our operations and the operations of other businesses. We do not intend to have any full-time employees prior to the consummation of a business combination. Our director and officer is engaged in other business endeavors and is not obligated to contribute any specific number of hours per day or per week to our affairs. This situation limits our current director’s and officer’s ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination.

We may have insufficient resources to cover our operating expenses and the expenses of raising money and consummating a business combination.

We have limited cash to cover our operating expenses for the next 12 months and to cover the expenses incurred in connection with a business combination. It is possible that we could incur substantial costs in connection with a business combination. If we do not have sufficient proceeds available to cover our expenses, we may be forced to obtain additional financing, either from our management or third parties. We may not be able to obtain additional financing on acceptable terms, if at all, and neither our management nor any third party is obligated to provide any financing. It is likely any future funds obtained would result in a substantial dilution to current stockholders.

The nature of our proposed operations is speculative and the success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the companies with which we may merge or which we acquire.

While management intends to seek a merger or acquisition of privately held entities with established operating histories, there can be no assurance that we will be successful in locating an acquisition candidate meeting such criteria. In the event we complete a merger or acquisition transaction, of which there can be no assurance, our success if any will be dependent upon the operations, financial condition and management of the acquired company, and upon numerous other factors beyond our control. Stockholders will be dependent on the judgment of management in making acquisition or merger decisions.

We cannot assess specific business risks because we have not identified the business opportunities in which we will attempt to obtain an interest.

Due to the fact that we have not identified a target business for acquisition, we cannot describe the specific risks presented by such business. Among other risks, such target business may involve an unproven product, technology or marketing strategy, the ultimate success of which cannot be assured. The target business may be in competition with larger, more established firms which may have many competitive advantages over the target business. Our investment in a target business may be highly risky and illiquid, and could result in a total loss to us if the acquired business is unsuccessful.

Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity.

Our management’s decision to commit our capital or other resources to an acquisition will likely be made without detailed feasibility studies, independent analysis and market surveys. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation. There are numerous individuals, publicly held companies, and privately held companies seeking merger and acquisition prospects. There is significant competition among such groups for attractive merger and acquisition prospects. However, the number of suitable and attractive prospects is limited and we may find a scarcity of suitable companies with audited financial statements seeking merger partners. Additionally, with limited financial and managerial resources, we will be limited in our review of any prospective merger or acquisition companies, potentially increasing the risk of such a merger or acquisition.

There is a lack of meaningful public market for our securities.

Although our common stock may be available for trading on the Pink Sheets, at present no active market exists and no broker/dealer is making a market in our common stock. Therefore, there is no assurance that a regular trading market will develop and if developed, that it will be sustained. A purchaser of stock may, therefore, be unable to resell our common stock should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our common stock as pledged collateral for loans.

Our acquisitions of businesses may be extremely risky and we could lose all or part of our investments.

Companies we merge with or acquire will generally be less established or still trying to obtain profitability. An investment in these companies may be extremely risky because, among other things, the companies we are likely to focus on:

-typically have limited operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

-tend to be privately-owned and generally have little publicly available information and, as a result, we may not learn all of the material information we need to know regarding these businesses;

-are more likely to depend on the management talents and efforts of a small group of people; and, as a result, the death, disability, resignation or termination of one or more of these people could have an adverse impact on the operations of any business that we may acquire;

-may have less predicable operating results;

-may from time to time be parties to litigation;

-may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence; and

-may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

A relatively small number of stockholders and managers have significant influence over us.

A small number of our stockholders and management acting together would be able to exert significant influence over us through their ability to influence the election of directors and all other matters that require action by our stockholders. The voting power of these individuals could have the effect of preventing or delaying a change in control of our company which they oppose even if our other stockholders believe it is in their best interests. In addition, our executive officer has the ability to influence our day-to-day operations. These factors could negatively affect our company and our stock price.

There is a significant likelihood of dilution of our existing stockholders.

It is likely that the anticipated value of the business and/or assets that we acquire relative to the current value of our securities will result in the issuance of a relatively large number of shares and, as a result, substantial additional dilution to the percentage ownership of our current stockholders.  If such dilution were to occur, the price of our stock would be negatively impacted.

Employees

The Company does not have any employees. Michael T. Lami is the Company’s sole officer and director. Mr. Lami is currently not receiving compensation for his services and the Company does not plan on paying any compensation to Mr. Lami.

Offices

The Company currently uses an office provided by the Company’s sole officer and director, Michael T. Lami. This office is provided on a rent free basis. Until the Company establishes operations, the Company will continue to use the office provided by Michael T. Lami.

Item 2. Management's Discussion and Analysis or Plan of Operation

PLAN OF OPERATION.

The Company is in the process of investigating potential business ventures which, in the opinion of management, will provide a source of eventual profit to the Company. Such involvement may take many forms, including the acquisition of an existing business or the acquisition of assets to establish subsidiary businesses. The Company’s management does not expect to remain involved as management of any acquired business.

As the Company possesses limited funds, the Company will be extremely limited in its attempts to locate potential business situations for investigation. The Company intends to commence, on a limited basis, the process of investigating possible merger and acquisition candidates, and believes that the Company’s status as a publicly-held corporation will enhance its ability to locate such potential business ventures. No assurance can be given as to when the Company may locate suitable business opportunities and such opportunities may be difficult to locate; however, the Company intends to actively search for potential business ventures for the foreseeable future.

Business opportunities, if any arise, are expected to become available to the Company principally from the personal contacts of our officer and director. While it is not expected that the Company will engage professional firms specializing in business acquisitions or reorganizations, such firms may be retained if funds become available in the future, and if deemed advisable. Opportunities may thus become available from professional advisors, securities broker-

dealers, venture capitalists, members of the financial community, and other sources of unsolicited proposals. In certain circumstances, the Company may agree to pay a finder’s fee or other form of compensation, including perhaps one-time cash payments, payments based upon a percentage of revenues or sales volume, and/or payments involving the issuance of securities, for services provided by persons who submit a business opportunity in which the Company shall decide to participate, although no contracts or arrangements of this nature presently exist. The Company is unable to predict at this time the cost of locating a suitable business opportunity.

The analysis of business opportunities will be undertaken by or under the supervision of the Company’s management. Current management does not have significant experience in evaluating potential mergers or acquisitions. Among the factors which management will consider in analyzing potential business opportunities are the available technical, financial and managerial resources; working capital and financial requirements; the history of operation, if any; future prospects; the nature of present and anticipated competition; potential for further research, developments or exploration; growth and expansion potential; the perceived public recognition or acceptance of products or services; name identification, and other relevant factors.

It is not possible at present to predict the exact matter in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed and, based upon such review, the appropriate legal structure or method of participation will be decided upon by management. Such structures and methods may include, without limitation, leases, purchase and sale agreements, licenses, joint ventures; and may involve merger, consolidation or reorganization. The Company may act directly or indirectly through an interest in a partnership, corporation or reorganization. However, it is most likely that any acquisition of a business venture the Company would make would be by conducting a reorganization involving the issuance of the Company’s restricted securities. Such a reorganization may involve a merger (or combination pursuant to state corporate statutes, where one of the entities dissolves or is absorbed by the other), or it may occur as a consolidation, where a new entity is formed and the Company and such other entity combine assets in the new entity. A reorganization may also occur, directly or indirectly, through subsidiaries, and there is no assurance that the Company would be the surviving entity. Any such reorganization could result in loss of control of a majority of the shares. The Company’s present director may be required to resign in connection with a reorganization. Substantial dilution of percentage equity ownership may result to the stockholders, in the discretion of management.

The Company may choose to enter into a venture involving the acquisition of or merger with a company which does not need substantial additional capital but desires to establish a public trading market of its securities. Such a company may desire to consolidate its operations with the Company through a merger, reorganization, asset acquisition, or other combination, in order to avoid possible adverse consequences of undertaking its own public offering. (Such consequences might include expense, time delays or loss of voting control.) In the event of such a merger, the Company may be required to issue significant additional shares, and it may be anticipated that control over the Company’s affairs may be transferred to others.

As part of their investigation of acquisition possibilities, the Company’s management may meet with executive officers of the business and its personnel; inspect its facilities; obtain independent analysis or verification of the information provided, and conduct other reasonable measures, to the extent permitted by the Company’s limited resources and management’s limited expertise. Generally, the Company intends to analyze and make a determination based upon all available information without reliance upon any single factor as controlling.

In all likelihood, the Company’s management will be inexperienced in the areas in which potential businesses will be investigated and in which the Company may make an acquisition or investment. Thus, it may become necessary for the Company to retain consultants or outside professional firms to assist management in evaluating potential investments, and to hire managers or outside professional firms to assist management in evaluating potential investments, and to hire managers to run or oversee the operations of its acquisitions of investments. The Company can give no assurance that we will be able to find suitable consultants or managers. The Company has no policy regarding the use of consultants, however, if management, in its discretion, determines that it is in the best interests of the Company, management may seek consultants to review potential merger or acquisitions candidates. There are currently no contracts or agreements between any consultant and any companies that are searching for “shell” companies with which to merge.

It may be anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention, and substantial costs for accountants, attorneys and others. Should a decision thereafter be made not to participate in a specific business opportunity, it is likely that costs already expended would not be recoverable. It is likely, in the event a transaction should eventually fail to be consummated, for any reason, that the costs incurred by the Company would not be recoverable. The Company’s officer and director are entitled to reimbursement for all expenses incurred in his investigation of possible business ventures on behalf of the Company, and no assurance can be given that if the Company has available funds they will not be depleted by such expenses.

Based on current economic and regulatory conditions, management believes that it is possible, if not probable, for a company like the Company, without assets or many liabilities, to negotiate a merger or acquisition with a viable private company. The opportunity arises principally because of the high legal and accounting fees and the length of time associated with the registration process of “going public”. However, should any of these conditions change, it is very possible that there would be little or no economic value for anyone taking over control of the Company.

Management of the Company believes the best chance to obtain value for the stockholder’s is to seek a merger or acquisition with an existing business. At this time, management has been unable to locate any potential mergers or acquisitions.

Management is not able to determine the time or resources that will be necessary to locate and acquire or merge with a business prospect. There is no assurance that the Company will be able to acquire an interest in any such prospects, products or opportunities that may exist or that any activity of the Company, regardless of the completion of any transaction, will be profitable.

If and when the Company locates a business opportunity, management of the Company will give consideration to the dollar amount of that entity's profitable operations and the adequacy of its working capital in determining the terms and conditions under which the Company would consummate such an acquisition. Potential business opportunities, no matter which form they may take, will most likely result in substantial dilution for the Company's stockholders due to the issuance of stock to acquire such an opportunity.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2007, the Company had $2,178 in assets and liabilities of $31,560. On December 31, 2006, the Company had $2,125 in assets and liabilities of $29,319. The Company has only incidental ongoing expenses primarily associated with maintaining its corporate status. Current management has indicated a willingness to help support the Company(s ongoing expenses through the purchase of securities of the Company or through loans. At this time, it is anticipated the Company will have to continue to rely on current management or major stockholders to support ongoing operations and expenses. Until the Company is able to locate a merger or acquisition, capital requirements should be limited.

RESULTS OF OPERATIONS

For the three months ended September 30, 2007, the Company had $8,030 in expenses primarily related to accounting cost and maintaining the Company’s corporate status. For the year ended December 31, 2006, the Company had expenses of $11,297 primarily related to maintaining the Company’s corporate status, accounting and legal fees. For the three months ended September 30, 2007, the Company had a net loss of $8,247 and for the year ended December 31, 2006, the Company had a net loss of $11,502. Management anticipates only nominal continuing expenses. Management does anticipate expenses to increase in the future as we become subject to the reporting requirements of the SEC. Additionally, if a business is commenced or acquired, expenses would increase.

The Company has not generated revenue during the past three years since it commenced its development stage activities. It is unlikely that any revenue will be generated until the Company locates a business opportunity with which to acquire or merge. Management of the Company will be investigating various business opportunities. These efforts may cost the Company not only out of pocket expenses for its management but also expenses associated with legal and accounting costs. There can be no guarantee that the Company will receive any benefits from the efforts of management to locate business opportunities. The Company(s financial statements contain a going concern opinion on the Company(s ability to continue in business.

Management does not anticipate employing any employees in the future until a merger or acquisition can be accomplished. Management will continue to rely on outside consultants to assist in its corporate filing requirements.

ITEM 3. DESCRIPTION OF PROPERTY

The Company owns no properties and utilizes space on a rent-free basis from Michael T. Lami, the Company’s officer and director. This arrangement is expected to continue until such time as the Company becomes involved in a business venture which necessitates its relocation, as to which no assurances can be given. The Company has no agreements with respect to the maintenance or future acquisition of the office facilities, however, if a successful merger/acquisition is negotiated, it is anticipated that the office of the Company will be moved to that of the acquired company.

The Company is not actively engaged in conducting any business. Rather, the Company is in the process of investigating potential business ventures which, in the opinion of management, will provide a source of eventual profit to the Company. Therefore, the Company does not presently intend to invest in real estate or real estate securities, nor have we formulated any investment policies regarding investments in real estate, real estate mortgages, or securities of or interests in persons engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners:

The following table sets forth certain information as of December 31, 2007, with respect to the beneficial ownership of the Company’s Common Stock by each director of the Company and each person known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of Common Stock. At December 31 2007, there were 11,407,242 shares of common stock outstanding.

For purposes of this table, information as to the beneficial ownership of shares of common stock is determined in accordance with the rules of the Securities and Exchange Commission and includes general voting power and/or investment power with respect to securities. Except as otherwise indicated, all shares of our common stock are beneficially owned, and sole investment and voting power is held, by the person named. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock, which such person has the right to acquire within 60 days after the date hereof. The inclusion herein of such shares listed beneficially owned does not constitute an admission of beneficial ownership.

Title of Class	Name of Beneficial Owner	Number of Shares Owned	Percent of Class
	Principal Stockholders
Common	Michael T. Lami	5,000,000	43.8%
Common	Micvic, LLC	5,000,000	43.8%
	Director(s)
Common	Michael T. Lami --------------See above---------------
Common	All Officers and Director as a Group (one person)	5,000,000	43.8%

_________________

Micvic, LLC is owned by Victor Schwarz and Michelle Turpin.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Management

The following table sets forth information with respect to the person expected to be named as a director of the Company. The Company’s director serves for a term of one year and thereafter until his successors have been duly elected by the stockholders and qualified. The Company’s officer serves for a term of one year and thereafter until his successors have been duly elected by the Board of Directors and qualified.

Name	Age	Positions
Michael T. Lami	47	President, Secretary, Director

Mr. Lami has been the owner and operator of several business in the Salt Lake City, Utah area. Mr. Lami, for the past five years, has been and is a private business consultant and is a real estate agent and investor since 1995. From the 1980’s until 2005, Mr. Lami also owned and operated Rocky Mountain Pizza Company. Mr. Lami is also involved in real estate investment and development with his own company TerraFirma Real Estate Services.

Mr. Lami has not filed for bankruptcy, been convicted in a criminal proceeding or been the subject of any order, judgment, or decree permanently, temporarily, or otherwise limiting activities (1) in connection with the sale or purchase of any security or commodity, or in connection with any violation of Federal or State securities laws or Federal commodities laws, (2) engaging in any type of business practice, or (3) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of an investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity.

ITEM 6. EXECUTIVE COMPENSATION

EXECTUTIVE COMPENSATION

The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to the Company’s chief executive officer and each of the other executive officers that were serving as executive officers at December 31, 2006 (collectively referred to as the "Named Executives"). No other executive officer serving during 2006 received compensation greater than $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Michael T. Lami, CEO	2006	--	--	--	--	--	--	--
	2005	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--

Mr. Lami has not taken a salary and does not plan on taking a salary.

Option/SAR Grants in Last Fiscal Year

In fiscal 2006, there were no stock option or SAR Grants.

Stock Option Exercise

In fiscal 2006, none of the named executives exercised any options to purchase shares of common stock, except for the exercise of a Convertible Note in the original amount of $6,000 with accrued interest at 8% per annum. Mr. Lami loaned these funds to the Company in 2004.

Long-Term Incentive Plan (“LTIP”)

There were no awards granted during fiscal year 2006 under a long-term incentive plan.

Board of Directors Compensation

Each director may be paid his expenses, if any, of attendance at each meeting of the board of directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the board or directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. We did not compensate our director for service on the Board of Directors during fiscal 2006.

No other compensation arrangements exist between the Company and our sole director.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

The Company does not have any employment contracts with our executive officer. No other compensatory plan or arrangements exist between the Company and our executive officer that results or will result from the resignation, retirement or any other termination of such executive officer’s employment with the Company or from a change-in-control of the Company.

Report on Repricing of Options/SARs

During fiscal 2006, we did not adjust or amend the exercise price of stock options or SARs previously awarded to any executive officer.

Report on Executive Compensation

The Board of Directors determines the compensation of the Company’s executive officer and president and sets policies for and reviews with the chief executive officer and president the compensation awarded to the other principal executives, if any. The compensation policies utilized by the Board of Directors are intended to enable the Company to attract, retain and motivate executive officers to meet our goals using appropriate combinations of base salary and incentive compensation in the form of stock options. Generally, compensation decisions are based on contractual commitments, if any, as well as corporate performance, the level of individual responsibility of the particular executive and individual performance. During the fiscal year ended 2006, the Company's chief executive officer was Michael T. Lami. There were no other executive officers for the Company during the fiscal year 2006.

Board of Directors Interlocks and Insider Participation in Compensation Decisions

No such interlocks existed or such decisions were made during fiscal year 2006.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's sole officer and director is Michael T. Lami. In 2002, Mr. Lami received 3,000,000 shares of the Company’s common stock for an investment of $3,000 prior to becoming an officer and director. During 2007, Mr. Lami received an additional 2,000,000 shares for conversion of a $2,000 note. Also, in 2007, Micvic, LLC converted a $5,000 loan into 5,000,000 shares of common stock.

ITEM 8. DESCRIPTION OF SECURITIES

DESCRIPTION OF SECURITIES

The Company's amended articles of incorporation authorize the Company to issue 100,000,000 shares of capital stock, par value $0.001 per share with 99,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority stockholders would not be able to elect any person to the board of directors. The Company’s bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for stockholders’ meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of Common Stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Preferred Stock

Shares of Preferred Stock may be issued in one or more series or classes, with each series or class having the rights and privileges respecting voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series as determined by the board of directors at the time of issuance. There are several possible uses for shares of Preferred Stock, including expediting financing and minimizing the impact of a hostile takeover attempt. The Company currently has 100,000 shares of Preferred Stock outstanding, which may be converted into 100,000 shares of Common Stock at the option of the Preferred Stockholders.

Authority to Issue Stock

The board of directors has the authority to issue the authorized but unissued shares of Common Stock without action by the stockholders. The issuance of such shares would reduce the percentage ownership held by current stockholders.

Transfer Agent

The Company’s transfer agent is Colonial Stock Transfer Company, 66 Exchange Place, Salt Lake City, Utah 84111, Telephone (801) 355-5740 and Facsimile (801) 355-6505

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

The Company's Common Stock is quoted on the “Pink Sheets”, under the symbol “RTTE.” The Company's Common Stock is traded in the Pink Sheets sporadically with no significant volume. The Company’s common stock has had only very limited activity.

Quarter Ended	High Bid	Low Bid
December 2007	$0.25	$0.05
September 2007	$0.05	$0.02
June 2007	$0.05	$0.02
March 2007	$0.05	$0.02

At December 31, 2007, the bid and asked price for the Company's Common Stock was $0.025 and $0.05. All prices listed herein reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions with retail customers. Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future. At December 31, 2007, the Company had approximately 162 stockholders of record. As of December 31, 2007, the Company had 11,407,242 shares of its Common Stock issued and outstanding.

Item 2. Legal Proceedings

The Company is not, and has not been, involved in any legal proceedings during the last fiscal year.

Item 3. Changes in and Disagreements with Accountants

The Company has not had any disagreements with its independent registered public accounting firm.

Item 4. Recent Sales of Unregistered Securities

The Company has not sold any shares of its common or preferred stock in the past two years except in 2007, the Company converted $5,000 of debt into 5,000,000 shares of common stock. There were two stockholders who received the shares with 2,000,000 of the shares going to the Company’s sole officer and director. All shares were issued under exemptions provided in section 4(2) of the Securities Act of 1933.

Item 5. Indemnification of Directors and Officers

Section 145 of the Nevada Corporation Law provides in relevant parts as follows:

(1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in (1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Nevada Corporation Law.

The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officer and director to the full extent permitted by the above quoted statute.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors

RT Technologies, Inc.

We have audited the accompanying balance sheet of RT Technologies, Inc. (formerly Savannah River Technologies, Inc.) ( a Nevada development stage enterprise) as of December 31, 2006, and the related statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RT Technologies, Inc. ( a development stage enterprise) as of December 31, 2006, and the results of its operations, stockholders’ deficit and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations, has a liquidity problem, and requires funds for its operational activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Child, Van Wagoner & Bradshaw, PLLC

Child, Van Wagoner & Bradshaw, PLLC

Certified Public Accountants

Salt Lake City, Utah

January 1, 2008

RT Technologies, Inc.
(formerly, Savannah River Technologies, Inc.)
( a development stage enterprise )
Balance Sheets

	September 30,	December 31,
	2007	2006
	(unaudited)
ASSETS:
Current Assets:
Cash	$ 178	$ 125
Prepaid expense	2,000	2,000

TOTAL ASSETS	$ 2,178	$ 2,125

LIABILITIES AND STOCKHOLDERS' DEFICIT:
Current Liabilities:
Accounts payable	$ 7,715	$ 7,985
Tax liabilities	2,362	2,250
Payable to stockholders	21,483	19,084

Total Liabilities	31,560	29,319

Stockholders' Deficit:
Preferred stock - $0.001 par value, 10,000,000 shares authorized,
100,000 shares outstanding	100	100
Common stock - $0.001 par value, 90,000,000 shares authorized,
11,407,242 and 4,306,242 shares outstanding at September 30,
2007 (unaudited) and December 31, 2006, respectively	18,352	11,251
Paid-in capital	5,039	5,040
Retained deficit ($951,540 deficit eliminated pursuant to a quasi-
reorganization occurring on December 31, 1999)	(9,098)	(9,098)
Deficit accumulated during the development stage	(43,775)	(34,487)

Total Stockholders' Deficit	(29,382)	(27,194)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 2,178	$ 2,125

The accompanying notes are an integral part of these financial statements.

RT Technologies, Inc.
(formerly, Savannah River Technologies, Inc.)
( a development stage enterprise )
Unaudited Statements of Operations

	For the Three Months Ended
	September 30,
	2007	2006

Revenue	$ -	$ -

General and Administrative Expenses	(8,030)	(4,479)

Net Loss from Operations	(8,030)	(4,479)

Other Expense:
Interest	(217)	(184)
Total Other Expense	(217)	(184)

Net Loss	$ (8,247)	$ (4,663)

Net loss per share of common stock	$ (0.00)	$ (0.00)

Net loss per fully diluted share of
common stock	$ (0.00)	$ (0.00)

Weighted average number of common shares	6,673,909	4,306,242

Weighted average number of fully
diluted common shares	6,773,909	4,406,242

The accompanying notes are an integral part of these financial statements.

RT Technologies, Inc.
(formerly, Savannah River Technologies, Inc.)
( a development stage enterprise )
Statements of Operations

					From the date
					of commencing
					development
					stage activities
					(January 1,
	For the Nine Months Ended		For the Years Ended		2000) through
	September 30,		December 31,		September 30,
	2007	2006	2006	2005	2007
	(unaudited)	(unaudited)			(unaudited)
Revenue	$ -	$ -	$ -	$ -	$ -

General and Administrative
Expenses	(8,658)	(10,194)	(11,297)	(873)	(42,496)

Net Loss from Operations	(8,658)	(10,194)	(11,297)	(873)	(42,496)

Other Income and Expense:
Gain on settlement of debt	-	525	525	-	525
Interest expense	(630)	(541)	(730)	(107)	(1,804)
Total Other Income and Expense	(630)	(16)	(205)	(107)	(1,279)

Net Loss	$ (9,288)	$ (10,210)	$ (11,502)	$ (980)	$ (43,775)

Net loss per share of
common stock	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Net loss per fully diluted
share of common stock	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Weighted average number
of common shares	5,095,464	4,306,242	4,306,242	4,306,242

Weighted average number of
fully diluted common shares	5,195,464	4,406,242	4,406,242	4,406,242

The accompanying notes are an integral part of these financial statements.

RT Technologies, Inc.
(formerly, Savannah River Technologies, Inc.)
( a development stage enterprise )
Statements of Stockholders' Deficit

								Deficit
						Common		Accumulated
						Stock		During the
	Preferred Stock		Common Stock		Paid-in	Subscription	Accumulated	Development
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Stage
BALANCE, December 31, 1999	670,000	$ 5,566	716,242	$ 2,785	$ -	$ -	$ (9,098)	$ -
Cash contributed to capital	-	-	-	-	5,040	-	-	-
Conversion of preferred stock into common stock	(570,000)	(5,466)	570,000	5,466	-	-	-	-
Net loss for the year	-	-	-	-	-	-	-	(8,564)

BALANCE, December 31, 2000	100,000	100	1,286,242	8,251	5,040	-	(9,098)	(8,564)
Net loss for the year	-	-	-	-	-	-	-	(955)

BALANCE, December 31, 2001	100,000	100	1,286,242	8,251	5,040	-	(9,098)	(9,519)
Common stock subscribed at $.001 per share	-	-	3,000,000	3,000	-	(3,000)	-	-
Net loss for the year	-	-	-	-	-	-	-	(1,964)

BALANCE, December 31, 2002	100,000	100	4,286,242	11,251	5,040	(3,000)	(9,098)	(11,483)
Common stock issued in settlement of employment agreements and contracts	-	-	20,000	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	-	(2,152)

BALANCE, December 31, 2003	100,000	100	4,306,242	11,251	5,040	(3,000)	(9,098)	(13,635)
Collection of stock subscription	-	-	-	-	-	3,000	-	-

Net loss for the year	-	-	-	-	-	-	-	(8,370)

BALANCE, December 31, 2004	100,000	100	4,306,242	11,251	5,040	-	(9,098)	(22,005)
Net loss for the year	-	-	-	-	-	-	-	(980)

BALANCE, December 31, 2005	100,000	100	4,306,242	11,251	5,040	-	(9,098)	(22,985)
Net loss for the year	-	-	-	-	-	-	-	(11,502)

BALANCE, December 31, 2006	100,000	100	4,306,242	11,251	5,040	-	(9,098)	(34,487)
Common stock issued pursuant to a change of corporate domicile, July, at $0.001 (unaudited)	-	-	1,000	1	(1)	-	-	-
Common stock issued to forestall collection of account payable, September, at $0.001 (unaudited)	-	-	100,000	100	-	-	-	-
Common stock issued for payment of amounts advanced by stockholders September, at $0.001 (unaudited)	-	-	7,000,000	7,000	-	-	-	-
Net loss for nine months (unaudited)	-	-	-	-	-	-	-	(9,288)

BALANCE, September 30, 2007 (unaudited)	100,000	$ 100	11,407,242	$ 18,352	$ 5,039	$ -	$ (9,098)	$ (43,775)

The accompanying notes are an integral part of these financial statements.

RT Technologies, Inc.
(formerly, Savannah River Technologies, Inc.)
( a development stage enterprise )
Statements of Cash Flows

					From the date
					of commencing
					development
					stage activities
					(January 1,
	For the Nine Months Ended		For the Years Ended		2000) through
	September 30,		December 31,		September 30,
	2007	2006	2006	2005	2007
	(unaudited)	(unaudited)			(unaudited)
OPERATING ACTIVITIES:
Net loss from operations	$ (9,288)	$ (10,210)	$ (11,502)	$(980)	$ (43,775)
Issuance of common stock for collection of accounts payable	100	-	-	-	100
Adjustment to reconcile net loss to net cash position:
Prepaid expense	-	-	(2,000)	-	(2,000)
Accounts payable	(270)	1,956	2,170	333	7,715
Tax liabilities	112	112	150	107	706
Payable to stockholders	2,399	8,135	11,175	150	21,483
Net Cash Used For Operating Activities	(6,947)	(7)	(7)	(390)	(15,771)

FINANCING ACTIVITIES:
Collection of stock subscription receivable	-	-	-	-	3,000
Cash contributed for payment of expenses	-	-	-	-	5,949
Issuance of common stock in payment of cash advances	7,000	-	-	-	7,000
Net Cash Provided From Financing Activities	7,000	-	-	-	15,949

Increase (Decrease) In Cash	53	(7)	(7)	(390)	178
Net cash position at start of period	125	132	132	522	-
Net cash position at end of period	$ 178	$ 125	$ 125	$ 132	$ 178

The accompanying notes are an integral part of these financial statements. -19-

RT Technologies, Inc.

(formerly, Savannah River Technologies, Inc.)

(a development stage enterprise)

Notes to Financial Statements

(Information relative to all periods subsequent to December 31, 2006, is unaudited)

Note 1: Summary of Significant Accounting Policies

Organization – RT Technologies, Inc. (the “Company”) was originally incorporated as Savannah River Technologies, Inc. under the laws of the State of South Carolina on March 2, 1995. On July 31, 2007 the Company formed a corporation pursuant to the laws of the State of Nevada and on August 11, 2007 the stockholders of the Company approved a change of corporate domicile that resulted in the dissolution of the South Carolina corporation and the Company became domiciled in the State of Nevada.

Financial statement presentation – the common and preferred stock of the South Carolina entity referred to in the prior paragraph carried a no par value designation. The Nevada entity’s common and preferred stock carries a $0.001 par value designation. The balance sheets presented represent the Company’s current designations for its preferred and common stock for all periods presented. No adjustments to the amounts carried in the stockholders’ deficit section of the balance sheet were required at the time of the change of corporate domicile.

Development stage enterprise – The Company was engaged in the business of producing a global positioning system data recorder and in 1998 obtained approximately $380,000 through the issuance of 474,678 shares of its common stock. In 1999 the Company discontinued its operations and is now considered a development stage enterprise as defined in SFAS 7. Since that time the Company’s activities have been devoted primarily to raising capital from loans from stockholders for the purpose of maintaining its corporate records and attempting to acquire an operating entity through a reverse acquisition.

Quasi-reorganization - During 1999 the Company ceased operations and became inactive. Effective as of December 31, 1999, the Company’s stockholders approved a quasi-reorganization that eliminated retained losses of $951,540 from past operations by offsetting those amounts against paid-in-capital. Thus, the paid-in capital account and the retained deficit account were reduced by this amount. No other accounts were affected by this readjustment and subsequent thereto the Company’s accounting will be substantially similar to that of a new enterprise. Deficits accumulating since December 31, 1999 are being shown on the Company’s balance sheet as a deficit accumulated during the development stage.

Going concern – These financial statements have been prepared in contemplation of the Company continuing as a going concern. However, the Company has not generated revenues since it entered into development stage activities in the year 2000. The Company's ability to meet its ongoing financial requirements has been dependent on loans from its stockholders. In addition, during the year 2002 the Company sold 3,000,000 shares of its common stock pursuant to a $3,000 stock subscription receivable that was collected during 2004. During 2007, the Company issued 7,000,000 shares of its common stock in payment of $7,000 that the Company had received from stockholders and its officer. The Company is also dependent on management’s willingness to serve the Company without monetary remuneration. The Company assumes that these arrangements will continue during the next 12 months; however, no assurance thereof can be given. A change in these circumstances would have a material adverse effect on the Company's ability to continue as a going concern.

Use of estimates – These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The use of estimates and assumptions may also affect the reported amounts of revenues and expenses. Actual results could differ from those estimates or assumptions.

Net loss per share of common stock – The loss per share of common stock is computed by dividing the net loss during the period presented by the weighted average number of shares outstanding during that same period. The fully diluted loss per share of common stock is computed by dividing the net loss during the periods presented by the weighted average number of shares outstanding and the potential number of shares that could be outstanding during the same period presented as a result of the conversion of preferred stock into common stock.

Income taxes – The Company has not had any income in prior periods and therefore, no income taxes have been paid. Management is of the opinion that future taxable income may not be allowed to offset prior losses and therefore has not established a deferred tax asset.

Revenue recognition – The Company has not had any realizable sources of revenue and consequently, has not established a policy for the recognition of revenue.

RT Technologies, Inc.

(formerly, Savannah River Technologies, Inc.)

(a development stage enterprise)

Notes to Financial Statements (continued)

(Information relative to all periods subsequent to December 31, 2006, is unaudited)

Recently enacted accounting pronouncements – In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This pronouncement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. At the present time, this pronouncement will not have any effect on the Company.

Note 2: Related Party Transactions

During 2007, $7,000 of advances made to the Company by stockholders of the Company including its officer and director, were repaid through the issuance 7,000,000 shares of the Company’s common stock, valued at $0.001 per share. Because no discernable market value for the Company’s common stock existed, the par value was determined to be equivalent to the fair market value. Outstanding advances made to the Company, including legal fees owed to a stockholder of the Company total $19,084 at December 31, 2006 and $21,483 at September 30, 2007.

Note 3: Preferred Stock

The Company has 10,000,000 shares of $0.001 par value preferred stock authorized. These shares may be issued at the sole discretion of the Company’s board of directors in such series, designations, and preferences as determined by them. At December 31, 2006 and September 30, 2007, 100,000 shares of convertible preferred stock, convertible into 100,000 shares of the Company’s common stock are outstanding.

Note 4: Tax Liabilities

During the Company’s prior operations, which ceased in 1999, the Company incurred federal unemployment taxes that remained unpaid for the year ended December 31, 1997, in the amount of $1,303. Since that time, late filing penalties and interest have accrued on that amount which totaled $2,250 at December 31, 2006 and $2,362 at September 30, 2007.

PART III

ITEM 1. INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of Regulation S-B.

SEC

Exhibit	Reference
No.	No.	Title of Document	Location

3(i)	3.01	Articles of Incorporation of the Company	This Filing

3(i)	3.02	Article IV of the Articles of Incorporation	Above Exhibit

3(ii)	3.03	Bylaws of the Company	This Filing

4	4.01	Specimen Stock Certificate	This Filing

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

RT Technologies, Inc.

By:/s/ Michael T. Lami

Michael T. Lami, CEO, Principal Executive and
Accounting Officer

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned in the capacities and on the dates stated.

Signature      TitleDate

/s/ Michael T. Lami	Director, CEO, Principal Accounting Officer	January 8, 2008

Michael T. Lami